IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

--------------------------------------------------------------------------------
BAUSCH & LOMB INCORPORATED,                           )
                                                      )
                             Plaintiff,               )
                                                      )
v.                                                    )
                                                      ) Civil Action No. ______
WESLEY JESSEN VISIONCARE, INC., KEVIN  RYAN, MICHAEL  )
D'AMATO, EDWARD KELLEY, ADAM KIRSCH, SOL LEVINE, JOHN )
MAKI, JOHN O'MALLEY, STEPHEN PAGLIUCA AND OCULAR      )
SCIENCES INC.,                                        )
                                                      )
                             Defendants.              )
                                                      )
                                                      )
------------------------------------------------------

                                    COMPLAINT
                                    ---------

               Plaintiff Bausch & Lomb Incorporated ("Bausch & Lomb"), by its undersigned attorneys, for its complaint against defendants Wesley Jessen VisionCare, Inc. ("Wesley Jessen"), Kevin Ryan, Michael D'Amato, Edward Kelley, Adam Kirsch, Sol Levine, John Maki, John O'Malley, Stephen Pagliuca and Ocular Sciences Inc. ("Ocular"), alleges upon knowledge as to itself and its own acts, and upon information and belief as to all other matters, as follows:

                              NATURE OF THE ACTION
                              --------------------

               1. This action presents an extraordinary factual circumstance. In November 1999 Wesley Jessen solicited from Bausch & Lomb a business combination proposal. After several meetings and partial due diligence, Bausch & Lomb told Wesley Jessen that it was interested in acquiring Wesley Jessen in a cash transaction and identified a price range substantially above the existing market. Wesley Jessen never rejected that proffered price range and never objected to a cash transaction. Wesley Jessen did respond that it would get back to Bausch & Lomb about the proposal. It never did. Instead, without any effort to determine specifically how much Bausch & Lomb would be prepared to pay, Wesley Jessen abruptly announced that it had entered into a stock-for-stock merger agreement with Ocular that provides no premium for the Wesley Jessen shareholders, does provide a premium for Ocular's shareholders -- including Ocular's chairman, who individually controls 20 percent of its shares-- and contains virtually every defensive provision known: termination fees, a stock option that precludes "pooling of interests" accounting by a competing bidder, "no shop" provisions, a severe limitation on giving a competing bidder access to Wesley Jessen information -- information that might justify an increased price -- and a provision that obligates Wesley Jessen not to lift its Rights Plan for any proposal other than the merger with Ocular.

               2. Bausch & Lomb was astonished by the merger announcement and promptly responded by publicly offering $34 per share in cash for all Wesley Jessen shares, 37 percent above the market, and far above the value attributed to Wesley Jessen shares in the merger. The Wesley Jessen board of directors continued to refuse to negotiate with Bausch & Lomb or provide any information to Bausch & Lomb that might justify a possible increase in the price. Accordingly, Bausch & Lomb has taken its offer directly to the shareholders of Wesley Jessen by commencing a cash tender offer for all Wesley Jessen's shares at $34 per share (the "Tender Offer"). However, the Wesley Jessen shareholders, who are being asked to vote on the Ocular merger, are at the same time being precluded from considering and accepting the Tender Offer on its merits by the hastily-arrived-at, grossly inferior Ocular merger agreement with its array of "protective" provisions.

               3. Defendants intend to force a vote upon the Ocular merger without allowing the shareholders a free choice to accept the vastly more valuable alternative, the Tender Offer. Further, if the shareholders of Wesley Jessen should vote against the merger, Wesley Jessen and its shareholders will suffer penalties aggregating between $10 million and $25 million. All of this has been done to "protect" a merger which provides substantially inferior value for the Wesley Jessen shareholders and to "defend" against a proposal which Wesley Jessen solicited and pursued until aborting negotiations with Bausch & Lomb without explanation. These facts present a paradigm case of a disproportionate response to a non-existent "threat" that precludes a free and voluntary shareholder choice between competing proposals.

               4. Plaintiff brings this action seeking judicial relief to (i) enjoin the merger agreement that was the product of hasty and ill-informed decision by the individual defendants, (ii) enjoin the various "protective" provisions in the merger agreement, and (iii) allow the shareholders of Wesley Jessen to make a free and unhindered choice between the Ocular merger and the Bausch & Lomb Tender Offer.

                         PARTIES, JURISDICTION AND VENUE
                         -------------------------------

               5. Plaintiff Bausch & Lomb is a New York corporation with its principal place of business located in Rochester, New York. Bausch & Lomb is a world leader in technology-based healthcare for the eye. Its core businesses include soft and rigid gas permeable contact lenses, lens-care products and ophthalmic surgical and pharmaceutical products. Founded in 1853 in Rochester, where it continues to have its headquarters, the company has annual revenues of approximately $1.8 billion and employs approximately 12,000 people in 35


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

countries. Bausch & Lomb products are available in more than 100 countries around the world. Bausch & Lomb owns 200 shares of Wesley Jessen.

               6. Defendant Wesley Jessen is a Delaware corporation with its principal place of business located in Des Plaines, Illinois. Wesley Jessen manufactures and sells traditional and disposable soft contact lenses as well as rigid gas permeable contact lenses. From 1980 to 1995, Wesley Jessen operated as a wholly-owned subsidiary of Schering-Plough Corporation. In 1995, Bain Capital Inc. ("Bain Capital") and Wesley Jessen's management acquired Wesley Jessen in a leveraged buyout. In 1997, Wesley Jessen completed an initial public offering at $15 per share.

               7. Defendant Kevin Ryan is Chairman of the Board, President and Chief Executive Officer of Wesley Jessen.

               8. Defendants Michael D'Amato, Edward Kelley, Adam Kirsch, Sol Levine, John Maki, John O'Malley and Stephen Pagliuca are directors of Wesley Jessen.

               9. Defendant Ocular is a Delaware corporation with its principal place of business located in South San Francisco, California. Ocular is engaged in the design, manufacture and distribution of contact lenses. John D. Fruth is the chairman of the board of directors of Ocular and is its single largest shareholder owning 20 percent of the outstanding Ocular shares.

                            BACKGROUND OF THE ACTION
                            ------------------------

              Negotiations between Bausch & Lomb and Wesley Jessen
              ----------------------------------------------------

               10. In mid-November 1999, a financial advisor representing Wesley Jessen inquired as to Bausch & Lomb's interest in discussing a possible business combination with

Wesley Jessen. On November 30, 1999, the same financial advisor inquired again, this time in writing, as to Bausch & Lomb's interest in a meeting with defendant Kevin Ryan, chairman and chief executive officer of Wesley Jessen, to discuss a possible business combination with Wesley Jessen.

               11. Bausch & Lomb was decidedly interested and, in early December, its Vice President of Business Development, Alan Farnsworth, contacted Mr. Ryan to confirm that William Carpenter, Chairman and Chief Executive Officer of Bausch & Lomb, wished to meet with Mr. Ryan to discuss a possible business combination. Mr. Ryan expressed interest in such a meeting, and Messrs. Carpenter and Ryan met on February 3, 2000, in Rochester, New York. The meeting went well, and further discussions ensued.

               12. In mid-February, Messrs. Carpenter and Ryan agreed to convene a small working group to discuss potential synergies achievable in a business combination. This group, consisting of Mr. Farnsworth, Carl Sassano, President and Chief Operating Officer of Bausch & Lomb, Efrain Rivera, Vice President and Controller of Bausch & Lomb's Global Vision Care business, and defendants Ryan and Kelley, the chief financial officer of Wesley Jessen, met on February 28, 2000, to explore areas of potential synergies in a possible transaction. The group concluded that approximately $30 million of annual cost savings might be achievable. Contemporaneously with this meeting, the two companies entered into a confidentiality agreement covering confidential information to be provided to each other in connection with such discussions.

               13. Bausch & Lomb's internal review led it to the conclusion that an acquisition of Wesley Jessen would be highly desirable for both companies. A Bausch &


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

Lomb/Wesley Jessen combination would create a combined company which could offer a broader line of products on a cost-effective basis and would be a stronger participant in the highly competitive global market. Moreover, because of Bausch & Lomb's strong financial position, it would be able to commit to a cash transaction without exposing Wesley Jessen's stockholders to any financing uncertainty or contingency.

               14. Accordingly, Mr. Carpenter called Mr. Ryan on March 7, 2000, to report Bausch & Lomb's conclusion that there appeared to be a strong fit between Bausch & Lomb and Wesley Jessen and to recommend that the parties move ahead on further due diligence and discussions of a business combination. Mr. Carpenter stated that a business combination would need to be a cash transaction that was nondilutive to Bausch & Lomb. He further stated that, while Bausch & Lomb would have to "stretch" to do so, Bausch & Lomb would offer a cash transaction in the high thirties range per Wesley Jessen share if the parties could continue the collaborative efforts, find further synergies and assure the business fit. Mr. Ryan did not reject the suggested price range or object to a cash transaction, and stated that he would consider the matter, speak to his board of directors and get back to Mr. Carpenter.

               15. On March 8, 2000, Mr. Carpenter left on a previously-planned trip to Asia. On March 9, Mr. Ryan attempted to reach Mr. Carpenter. Mr. Ryan reached Mr. Carpenter in Asia on March 13. He asked Mr. Carpenter to confirm what he had stated in their conversation of March 7, which Mr. Carpenter did. Mr. Ryan again stated that he would get back to Mr. Carpenter, who indicated that he would be back in Rochester on March 18. It was Bausch & Lomb's expectation, based upon Mr. Ryan's conduct, that there would be further discussions between Bausch & Lomb and Wesley Jessen about the proposed business combination. Instead, as next explained, there were none.

                        THE MERGER AGREEMENT WITH OCULAR
                        --------------------------------

               16. Two days later, on March 20, 2000, with no further contact with either Mr. Ryan or any other representative of Bausch & Lomb, Wesley Jessen announced that it had entered into a merger agreement with defendant Ocular. As announced, the Ocular transaction was a stock-for-stock merger, was valued at approximately $413 million and provided no premium to Wesley Jessen's shareholders. In response to the announcement, the market price of the Wesley Jessen common stock did not increase and essentially remained flat.

               17. Under the terms announced on March 20, 2000, Wesley Jessen would exchange 0.721 shares of its stock for each share of Ocular stock. Since the closing price of the Ocular stock on Friday, March 17, the last trading day before the announcement of the merger, was $16.94, the Ocular merger valued Wesley Jessen's stock at $23.50 per share. By Friday, March 31, 2000, the day before this complaint was filed, the closing price of Ocular stock had declined to $15.73, thus reducing the deemed value of Wesley Jessen stock to $21.82 per share.

               18. Prior to entering into the Ocular merger agreement, neither Mr. Ryan nor any other representative of Wesley Jessen had: (a) responded to the price range per share of Wesley Jessen's stock indicated by Bausch & Lomb or made any effort to negotiate price, (b) supplied the synergies information that Mr. Carpenter had referred to in his March 7 conversation with Mr. Ryan, on which Bausch & Lomb's ultimate pricing would depend, (c) asked Mr. Carpenter or any other representative of Bausch & Lomb what the best price was that it might be willing to offer, or (d) advised Mr. Carpenter or any other representative of Bausch & Lomb that it was about to enter into a purportedly binding agreement for an alternative transaction that would be "protected" by a battery of contract provisions designed to frustrate a premium cash offer by Bausch & Lomb or even an alternative stock-for-stock transaction.

               19. Wesley Jessen's March 20 announcement of the Ocular transaction was not accompanied by public disclosure of the Ocular merger agreement, or by any public disclosure of provisions that might inhibit a bid by Bausch & Lomb or any other bidder. Not until ten days later, on March 29, did Wesley Jessen disclose the actual merger agreement terms, and it did so only after several fruitless requests for the merger agreement by Bausch & Lomb. When the agreement was finally released, the reasons for Wesley Jessen's reticence were apparent: as detailed below, to "protect" this non-premium transaction, defendants had built into the agreement a series of provisions which, individually and cumulatively, are designed to inhibit stockholders from evaluating the merger on its merits, and to hinder and obstruct Bausch & Lomb's -- or anyone else's -- attempt to offer a premium for Wesley Jessen's shares.

               20. The merger agreement also evidences that the Ocular transaction was arrived at in haste. Thus, for example, in section 3.1(g) of the merger agreement, Wesley Jessen represents and warrants that the affirmative vote of the majority of shareholders present at a special meeting would be the only shareholder vote required to approve the merger with Ocular. The merger agreement contemplates, however, an amendment of Wesley Jessen's certificate of incorporation (see, e.g., section 1.5(b) of the merger agreement). Such amendment will require an affirmative vote of a majority of all outstanding shares of Wesley Jessen's stock, not just those present at the special meeting.

                     THE BAUSCH & LOMB ACQUISITION PROPOSAL
                     --------------------------------------

               21. On March 23, 2000, Bausch & Lomb reacted to the Ocular transaction in a publicly released letter by Mr. Carpenter to Mr. Ryan. Bausch & Lomb stated:

                       In light of our discussions over the past few weeks with
               you and the clear willingness we demonstrated to pay a substantial premium to the shareholders of Wesley Jessen, we fail to understand why you would enter into a business combination transaction without any premium to the shareholders of Wesley Jessen, rather than a transaction with Bausch & Lomb which not only makes greater business sense for your company but offers vastly superior economics to your shareholders.

                       Based upon the persuasive business rationale for
               combining our companies and on the exciting synergy opportunities presented, both of which you and your team embraced emphatically at our meeting on February 28, 2000, we have concluded that the strategic and financial advantages of combining our two companies are too compelling to ignore. We believe that the interests of every Wesley Jessen constituency would be enhanced by a transaction with Bausch & Lomb: your shareholders would obtain the best possible price for their shares in the company, your customers would reap the benefits of our complementary product offerings and heightened efficiencies, and your business partners, suppliers and the communities you support would enjoy a continued and strengthened relationship with a stronger, dynamic and creative company, a proven global leader in the vision care field.

               22. Bausch & Lomb's letter offered to acquire Wesley Jessen for $34 per share in cash, for a total value of approximately $600 million. At the time this cash offer was announced, it represented a 37 percent premium over Wesley Jessen's trading price, and a 45 percent premium over the deemed value of Wesley Jessen shares in the Ocular merger. Bausch & Lomb's proposal was not subject to any financing contingency.

               23. The Bausch & Lomb letter concluded by saying that it was Bausch & Lomb's "strong preference to negotiate a transaction that has the support of your Board of


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

Directors. Given the clear superiority of our offer to the proposed Ocular Sciences transaction, we would like to meet with you and your advisors as soon as possible to finalize a definitive agreement between our companies. We are committed to bringing a mutually beneficial Bausch & Lomb/Wesley Jessen combination to a successful conclusion and would be willing to discuss any aspect of our proposal with you."

               24. This invitation for negotiations was simply ignored by Wesley Jessen and the individual defendants. Thus, without having spoken with Bausch & Lomb about its offer, and indeed with Mr. Ryan refusing to accept repeated phone calls from Mr. Carpenter, Wesley Jessen hurriedly issued a press release on March 23, stating that its "Board of Directors continues to believe in the merits of and is committed to the strategic merger that we have entered into with Ocular Sciences. We believe that this transaction is in the best long-term interests of our shareholders." Although purportedly "committed" to the Ocular merger, Wesley Jessen continued to withhold from the public any disclosure of the merger agreement.

               25. In a further effort to prompt negotiations, on March 23 Bausch & Lomb made the following statement in response to Wesley Jessen's March 23, 2000 news release: "The Board of Directors of Wesley Jessen should sit down with us promptly to discuss our superior proposal of $34 per share in cash to purchase the company." Yet again Wesley Jessen responded with silence. Further letters and phone calls by Mr. Carpenter to Mr. Ryan and the other individual defendants were ignored.


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


           DEFENDANTS' EFFORTS TO FRUSTRATE THE BAUSCH & LOMB PROPOSAL
           -----------------------------------------------------------

               26. On March 29, Wesley Jessen at last released the merger agreement and related agreements (which are attached as Exhibit A). Its salient provisions include the following:

                    (a) Ocular shares will be converted into shares of Wesley Jessen at a fixed exchange ratio of 0.721 shares of Wesley Jessen's stock for each share of Ocular. (Merger Agreement ss. 1.8) Based upon the $25 per share market price of Wesley Jessen's stock on March 20, the price to be paid by Wesley Jessen to the Ocular shareholders was $18.03 per share of Ocular's stock, a premium over market. Based upon the $34 per share Bausch & Lomb had by then publicly offered, Wesley Jessen is paying $24.51 for each Ocular share, a premium of 56 percent to Ocular's latest market price.

                    (b) On the other hand, as described in paragraph 17 above, based on the market price of Ocular stock, the merger agreement values Wesley Jessen's stock at between $21.82 and $23.50 a share. Compared with Bausch & Lomb's $34 per share offer, Wesley Jessen shareholders are receiving a substantial negative "premium."

                    (c) Further, Wesley Jessen will acquire a major individual shareholder in the merger: John D. Fruth, the chairman of the board of Ocular who will be the "non-executive" chairman of Wesley Jessen after the merger, and will own 14 percent of the combined company.


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

                    (d) The merger agreement obligates Wesley Jessen to pay substantial break-up fees. (Merger Agreement ss. 7.2) Notwithstanding that the Ocular merger provides no premium to the Wesley Jessen shareholders and was executed at a time when Bausch & Lomb was expressing an interest in acquiring Wesley Jessen at a substantial premium, Wesley Jessen is obligated to pay a $10 million termination fee to Ocular if the Wesley Jessen shareholders do not approve the transaction (regardless of whether Bausch & Lomb's alternative proposal is consummated). If the Wesley Jessen board of directors withdraws its recommendation of the merger or if an alternative proposal is consummated, the termination fee increases to $20 million.

                    (e) In addition to the termination fee, Wesley Jessen granted to Ocular an option to acquire 19.9 percent of the currently outstanding shares of Wesley Jessen. (Stock Option Agreement ss. 6) This option was granted to Ocular at $25 per share despite the fact that at the time it was granted Bausch & Lomb already had expressed an interest in acquiring Wesley Jessen at a cash price in the "high $30s" in a cooperative transaction based on due diligence. The option is structured so that Ocular is entitled to exercise the option precisely when Ocular also is entitled to the $20 million termination fee (Stock Option Agreement ss. 2), albeit the total value of the "break-up" fee (the termination fee plus the value of



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

                         the stock option) supposedly is capped at $25 million. (Stock Option Agreement ss. 10.)

                    (f) Beyond its economic cost, the option granted by Wesley Jessen also has the practical effect of precluding any other bidder who might wish to offer stock instead of cash for Wesley Jessen from using the customary and standard "pooling of interests" method of accounting. The Ocular transaction is to be accounted for as a pooling. Thus any competing bidder is gravely disadvantaged compared to the favored Ocular deal.

                    (g) The merger agreement prohibits Wesley Jessen from freely discussing alternative transactions with competing bidders, even including Bausch & Lomb with whom Wesley Jessen had initiated talks. (Merger Agreement ss. 5.5)

                    (h) Wesley Jessen agreed to exempt the non-premium merger with Ocular from the operation of Wesley Jessen's Rights Plan. (Merger Agreement ss. 3.1) However, despite knowing of Bausch & Lomb's interest, Wesley Jessen's board of directors contractually obligated itself not to exempt any other offer, including any Bausch & Lomb proposal, from the operation of the Rights Plan. (Merger Agreement ss. 4.1(l))

                    (i) The agreement provides that, before Wesley Jessen may show its business information to a competing bidder, such as Bausch &


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

                         Lomb, that bidder must execute a confidentiality agreement which, on information and belief, would subject the bidder to "stand-still" provisions precluding an offer without the consent of the Wesley Jessen board. (Merger Agreement ss. 5.5) In light of the fact that, as the March 7 conversation between Messrs. Ryan and Carpenter demonstrates, such information is necessary to permit Bausch & Lomb to increase its offer, the effect of this provision is to prevent a competing bidder from paying the best possible price.

               27. The individual defendants' conduct in causing Wesley Jessen to subject itself to these provisions, although they knew of and had actually solicited Bausch & Lomb's pre-existing, active interest in making a premium cash offer for Wesley Jessen's shares, was a grossly disproportionate defensive response. Indeed, the "break-up" fees were worse than disproportionate: they were a gift to Ocular because the Wesley Jessen director could not reasonably believe that the Wesley Jessen shareholders would approve the Ocular merger unless the efforts of Wesley Jessen and Ocular to coerce a positive vote are successful. Further, if any break-up fee could conceivably be justified on the facts of this case, the $25 million fee the individual defendants agreed to -- which represents over 5 percent of the transaction value and over 5 percent of the value of Wesley Jessen when it agreed to the Ocular merger -- is disproportionate under prior decisions of this Court.

               28. Nor are the other defensive provisions of the merger agreement detailed above proportionate responses in the context of this case. The individual defendants are not permitted to discriminate in their administration of Wesley Jessen's Rights Plan and are not permitted to contract away their discretion to exempt a competing bid from its operation. And


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

the requirement that Bausch & Lomb tie its hands by means of a stand-still agreement if it seeks information to justify a higher price demonstrates the utter indifference of the individual defendants to the best interests of shareholders.

               29. The impact of these provisions is further compounded by the governance structure of Wesley Jessen -- a structure that was adopted by Wesley Jessen before it went public, not by the public shareholders who currently own the company. Wesley Jessen has a staggered board. Consequently, although Bausch & Lomb has proposed three director nominees for election at the 2000 stockholders meeting, which defendants have stated will be held in May, the directors' use of the Rights Plan and the other defensive mechanisms cannot be remedied by electoral means. Even if the shareholders were to expand the size of the board of directors, the Wesley Jessen certificate of incorporation as adopted when it was still privately owned vests exclusive power to fill vacancies and newly-created directorship in the directors, and provides that such appointees serve for the entire term of the class of directors to which they are appointed.

                              FURTHER DEVELOPMENTS
                              --------------------

               30. On March 30, the Wesley Jessen board of directors met for the purpose of purportedly considering the Bausch & Lomb proposal. After that meeting, Wesley Jessen issued a statement rejecting the proposal, refusing to have any communication with Bausch & Lomb, refusing to provide any information to Bausch & Lomb, and reaffirming the non-premium merger with Ocular. Despite the fact that Wesley Jessen had solicited an acquisition proposal from Bausch & Lomb, the Wesley Jessen directors misleadingly asserted that Wesley Jessen "is not for sale" and that the proposal by Bausch & Lomb was "unsolicited."

               31. Furthermore, on March 31, Wesley Jessen announced that it agreed to a co-marketing alliance with Alcon Laboratories -- a Bausch & Lomb competitor in the field of contact lens disinfecting solutions. On information and belief, that marketing agreement was entered into for the purpose of creating a potential obstacle to a Bausch & Lomb transaction. Indeed, on March 29, 2000, Mr. Carpenter had sent the individual defendants a letter cautioning them against taking any such steps that might frustrate stockholder choice in the future of their company. That letter, like all the others, went unanswered.

               32. On April 3, 2000, frustrated with the Wesley Jessen directors' stubborn refusal to consider the Bausch & Lomb proposal, Bausch & Lomb decided to commence this action and took its offer directly to the Wesley Jessen shareholders by commencing a cash tender offer for all Wesley Jessen common shares at $34 per share (the "Tender Offer").

       IRREPARABLE INJURY TO BAUSCH & LOMB AND WESLEY JESSEN SHAREHOLDERS
       ------------------------------------------------------------------

               33. Among other things, plaintiff seeks temporary, preliminary and permanent injunctive relief preventing the implementation of the defensive provisions in the Ocular merger agreement discussed above.

               34. Specifically, Bausch & Lomb seeks to invalidate the Ocular merger agreement which, as detailed above, was entered into hastily, in the immediate aftermath of an abrupt and unexplained termination of discussions with Bausch & Lomb and before the Wesley Jessen directors were or could have been fully informed about Bausch & Lomb's alternative to the Ocular merger. Moreover, Bausch & Lomb seeks to invalidate the array of protective provisions in the Ocular merger agreement which, as detailed above, preclude consideration of Bausch & Lomb's alternative transaction by the Wesley Jessen stockholders solely on its business and financial merits. The Bausch & Lomb Tender Offer is non-coercive and non-discriminatory and -- given that Bausch & Lomb was actually invited to make such a proposal -- cannot be claimed to represent a threat to the corporate policies or effectiveness of Wesley Jessen. Yet the individual defendants rushed to enter into the grossly imprudent, inferior Ocular merger, which deprives their stockholder constituents of substantial value, saddles the company with a 14 percent individual shareholder, and punishes competing transactions whether in cash or in stock for no valid business purpose. Wesley Jessen's stockholders, including Bausch & Lomb, will suffer irreparable harm unless the defendants are enjoined from enforcing the Ocular merger agreement with its grossly excessive and disproportionate defensive provisions.

               35. Stockholders, including Bausch & Lomb, will likewise be irreparably harmed if defendants are not required to lift the Wesley Jessen Rights Plan for the Bausch & Lomb Tender Offer to permit stockholders to consider both proposals on a level playing field. No fair consideration of the Bausch & Lomb Tender Offer is possible when it, but not the competing Ocular merger proposal, is barred by defendants' discriminatory application of the Rights Plan.

               36. Moreover, Bausch & Lomb, as a potential party to a merger with Wesley Jessen, will be deprived of the unique opportunity to enter into a business combination that would provide it with substantial benefits, including increased efficiency and competitiveness.

               37. The resulting injury to Bausch & Lomb will not be compensable in money damages, and plaintiff, as well as other Wesley Jessen shareholders, have no adequate remedy at law.

                             FIRST CLAIM FOR RELIEF
                             ----------------------
                           (Breach of Fiduciary Duty)

               38. Plaintiff repeats and realleges paragraphs 1 through 37 as if fully set forth herein.

               39. The individual defendants were and are fiduciaries owing fiduciary duties of care and loyalty to all the stockholders of Wesley Jessen, including but not limited to the obligation to consider and fairly evaluate all reasonable offers for control of Wesley Jessen from the third parties, and not to enter into agreements the only conceivable effect of which is to reduce shareholder value.

               40. The directors of Wesley Jessen have breached their duties of care and loyalty by, among other actions:

                    (a) approving the merger agreement with Ocular without making any attempt to determine whether that agreement, as opposed to any other offer or potential offer for control of Wesley Jessen, was in the best interests of the stockholders;

                    (b) approving a transaction the terms of which were designed to inhibit a superior proposal for acquisition of Wesley Jessen which they knew was imminent;

                    (c) failing adequately to inform themselves of, or adequately to consider, potential transactions available to Wesley Jessen before voting upon and approving the merger agreement;

                    (d) failing to adequately inform themselves, or adequately to consider, the effect of the merger agreement upon Wesley Jessen's ability to obtain better offers and upon the interests of Wesley Jessen's stockholders;

                    (e) approving a transaction for the purpose of protecting their positions as Wesley Jessen's executive officers; and

                    (f) conducting its discussions with Bausch & Lomb in such a way as to avoid full exploration of its superior proposal for Wesley Jessen.

               41. Accordingly, the execution and approval of the merger agreement violated the Wesley Jessen directors' fiduciary duties of loyalty and care, and that agreement is thereby unenforceable.

               42. Plaintiff has no adequate remedy at law.

                             SECOND CLAIM FOR RELIEF
                             -----------------------
                           (Disproportionate Defense)

               43. Plaintiff repeats and alleges paragraphs 1 through 37 as if fully set forth herein.

               44. The various defenses erected by Wesley Jessen to the Bausch & Lomb proposal are grossly disproportionate, both alone and collectively:

                    (a) the Bausch & Lomb Tender Offer is not a threat because (i) it was actively solicited and pursued by Wesley Jessen until Wesley Jessen aborted negotiations with Bausch & Lomb without


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

                         explanation and (ii) it is a non-coercive all-cash offer for all shares at a substantial premium;

                    (b) the various defensive provisions erected, including the provision barring the waiver of the Rights Plan, the termination fee, the "pooling"-killing stock option, and the provision barring information without a standstill, are unreasonably disproportionate because
                         (i) they were adopted before the individual defendants had informed themselves about the Bausch & Lomb proposal, (ii) they were adopted in connection with a merger that provides no premium for the Wesley Jessen shareholders at a time when an unexplored superior alternative was available, (iii) they were adopted to frustrate the ability of the shareholders of Wesley Jessen to consider a proposal solicited by Wesley Jessen, (iv) they are being used discriminatorily to preclude shareholders from considering competing proposals and to apply coercion to the shareholders' consideration of the merger, and (v) they impact the exercise of shareholder voting rights and other fundamental shareholder rights.

               45. Plaintiff has no adequate remedy at law.

                                    THIRD CLAIM FOR RELIEF
                                    ----------------------
                       (Discriminatory Application of the Rights Plan)

               46. Plaintiff repeats and realleges paragraphs 1 through 37 as if fully set forth herein.


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

               47. The individual defendants agreed to exempt the Ocular merger from the operation of Wesley Jessen's Rights Plan. However, despite knowing of Bausch & Lomb's interest, Wesley Jessen's board of directors contractually obligated itself not to exempt any other offer, including any Bausch & Lomb proposal, from the operation of the Rights Plan.

               48. No fair consideration of either the Bausch & Lomb Tender Offer or the Ocular Merger is possible when the Tender Offer, but not the competing Ocular merger proposal, is barred by defendants' discriminatory application of the Rights Plan. If defendants are not required to lift the Wesley Jessen Rights Plan for the Bausch & Lomb Tender Offer, the stockholders will be denied an opportunity to consider both proposals on a level playing field.

               49. Plaintiff has no adequate remedy at law.

                             FOURTH CLAIM FOR RELIEF
                             -----------------------
                 (Aiding and Abetting Breach of Fiduciary Duty)

               50. Plaintiff repeats and realleges paragraphs 1 through 37 as if fully set forth herein.

               51. Defendant Ocular knowingly aided and abetted Wesley Jessen and its directors in the breach of their duties described above. Ocular and Wesley Jessen consciously acted in concert to structure the Ocular merger in a manner that attempts to preclude other proposals and coerce or pressure the shareholders of Wesley Jessen to approve the Ocular merger. Ocular accordingly aided and abetted the Wesley Jessen directors in structuring a transaction that it knew was unreasonable, and in breach of the duties of Wesley Jessen's directors. The merger agreement is accordingly unenforceable.

               52. Plaintiff has no adequate remedy at law.


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

               WHEREFORE, plaintiff Bausch & Lomb prays for judgment against defendants as follows:

               A. Declaring that the merger agreement and the stock option agreement are unlawful and were entered into in breach of the fiduciary duties of Wesley Jessen directors and enjoining, temporarily, preliminarily and permanently, the merger between Wesley Jessen and Ocular or the operation of certain provisions of the merger agreement.

               B. Enjoining preliminarily and permanently the defendants' use of the Rights Plan to foreclose the shareholders from choosing between two offers.

               C. Declaring that Wesley Jessen's refusal to negotiate in good faith with Bausch & Lomb toward the execution of a merger agreement is a breach of the fiduciary duties of the Wesley Jessen directors.

               D. Declaring that Wesley Jessen's refusal to provide Bausch & Lomb its confidential information without a stand-still agreement is a breach of the fiduciary duties of the Wesley Jessen directors.

               E. Declaring that any action taken or to be taken by Wesley Jessen with the intent or effect of impeding the acceptance of a transaction that is superior to the Ocular merger, including without limitation entering into any marketing, licensing, distribution, or similar agreement with a competitor of Bausch & Lomb, is a breach of the fiduciary duties of the directors of Wesley Jessen, and enjoining Wesley Jessen and the individual defendants from taking any such action.


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

               F. Requiring Wesley Jessen and its directors to take all steps necessary to provide the Wesley Jessen shareholders a fair and equal opportunity to choose between the competing offers.

               G. Declaring that any rights purportedly acquired by Ocular in, or in connection with, the merger agreement, including the termination fee and the option to acquire Wesley Jessen stock, were procured by aiding and abetting a breach of fiduciary duty, and that the merger agreement, including its termination fee provisions, and the stock option agreement are null and void and of no further effect.

               H. Declaring that any money Ocular receives pursuant to the termination fee provisions of its merger agreement with Wesley Jessen and the accompanying stock option agreement will be held in constructive trust.

               I. Granting such other and further relief as the court may deem just and proper.


Dated:  Wilmington, Delaware
        April 3, 2000

                                        YOUNG CONAWAY STARGATT & TAYLOR, LLP

                                        -------------------------------------
                                        David C. McBride
                                        Bruce L. Silverstein
                                        Martin S. Lessner
                                        11th Floor, Wilmington Trust Center
                                        1100 N. Market Street
                                        P.O. Box 391
                                        Wilmington, Delaware  19899-0391
                                        (302) 571-6600
                                        Attorneys for Plaintiff Bausch & Lomb
                                        Incorporated

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

OF COUNSEL:
WACHTELL, LIPTON, ROSEN & KATZ
Michael W. Schwartz
Alexander Shaknes
51 West 52nd Street
New York, New York  10019
(212) 403-1000

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